Filed by News Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Dow Jones & Company, Inc.

Securities Act Registration Statement No.: 333-145925

Frequently Asked Questions and Answers

Regarding the Merger of Dow Jones with News Corp.

Long Term Incentives

Q: What happens to my vested stock options or SARs in the merger?

For each vested “in-the-money” stock option or SAR you hold, you will be entitled at closing to cash equal to the difference between the exercise price and the $60 deal price. You will also be offered a chance to elect, before the closing date, to have all or a portion of your vested “in-the-money” options or SARs converted into vested options or SARs to purchase News Corp. Class A common stock on the same terms and conditions as were previously applicable to the Dow Jones stock options or SARs. The number of shares of News Corp. Class A common stock subject to these stock options or SARs will be determined by multiplying the number of underlying shares for which an election was made by the number determined by dividing $60.00 by the volume weighted average price per share of News Corp. Class A common stock on the NYSE over the five trading days ending on the last trading day preceding the closing date of the merger (the “Exchange Ratio”), and rounding the result down to the nearest whole share. The exercise price of these stock options or SARs to purchase News Corp. Class A common stock will be determined by dividing the exercise price (or base price) of your Dow Jones options or SARs by the Exchange Ratio. See Examples #1 and #2 at the end of these FAQs.

Q: What happens to my unvested stock options or SARs in the merger?

For each unvested “in-the-money” stock option or SAR you hold, you will be eligible to receive cash equal to the difference between the exercise price and the $60 deal price, payable subject to the same terms and conditions (including vesting conditions) as were previously applicable to the Dow Jones options or SARs. You will also be offered the chance to elect, before the closing date, in lieu of receiving the cash payments, to have all or a portion of your unvested “in-the-money” options or SARs converted into unvested options or SARs to purchase News Corp. Class A common stock. These stock options or SARs to purchase News Corp. Class A common stock will continue to be subject to the same terms and conditions (including vesting conditions) as were previously applicable to the Dow Jones stock options or SARs. The number of shares of News Corp. Class A common stock subject to these stock options or SARs will be determined by multiplying the number of underlying shares for which an election was made by the Exchange Ratio and rounding the result down to the nearest whole share. The exercise price of these stock options or SARs to purchase News Corp. Class A common stock will be determined by dividing the exercise price (or base price) of your Dow Jones options or SARs by the Exchange Ratio. See Examples #3 and #4 at the end of these FAQs.

Q: What happens to my “out-of-the-money” stock options or SARs in the merger?

Dow Jones stock options or SARs that are “out-of-the-money,” whether vested or not, will be converted into stock options or SARs to purchase News Corp. Class A common stock on the same terms and conditions (including vesting conditions) as were previously applicable to your Dow Jones stock options or SARs. The number of shares of News Corp. Class A common stock subject to these stock options or SARs will be determined by multiplying the number of underlying shares for which an election was made by the Exchange Ratio and rounding the result down to the nearest whole share. The exercise price of these stock options or SARs to purchase News Corp. Class A common stock will be determined by dividing the exercise price (or base price) of your Dow Jones options or SARs by the Exchange Ratio. See Example #5 at the end of these FAQs.

Q: What happens to the cash (or the stock options or SARs) payable for my unvested Dow Jones stock options or SARs if I am terminated after the merger?

The plans to which your Dow Jones stock options and SARs are subject provide that, if your employment with Dow Jones terminates within twenty-four (24) months following the merger under circumstances in which you are entitled to severance under the Dow Jones severance plan, your unvested stock options and SARs will then automatically vest.

Q: What happens to my restricted stock and RSUs in the merger?

Dow Jones restricted stock and RSUs will be converted into the right to receive $60 in cash per share, subject to the same terms and conditions (including vesting conditions) as were previously applicable to the Dow Jones restricted stock or RSUs. Unless you make the election described in the next paragraph, dividends and dividend equivalents will continue to be paid or accrued on restricted stock and RSUs through the date of the closing, and dividends and dividend equivalents will not be paid or accrued for the period after the closing.

In lieu of the cash payments, you will also be offered the chance to elect, prior to the closing date, to have all or a portion of your shares of Dow Jones restricted stock and RSUs converted into restricted shares and RSUs of News Corp. Class A common stock, subject to the same terms and conditions (including vesting conditions) as were previously applicable to the Dow Jones restricted stock and RSUs. The number of restricted shares and RSUs of News Corp. Class A common stock will be determined by multiplying the number of shares of Dow Jones restricted stock or the number of Dow Jones RSUs for which the election is made by the Exchange Ratio and rounding the result to the nearest whole share. If this election is made, you will be entitled to receive dividends in respect of restricted shares of News Corp. Class A common stock and to accrue dividend equivalents on RSUs in respect of News Corp. Class A common stock if and when dividends are paid on News Corp. Class A common stock. See Examples #6 through #9 at the end of these FAQs.

Q: What happens to my right to receive the $60 per share (or News Corp. restricted stock or RSUs) if I am terminated following the merger?

The plans to which your Dow Jones restricted stock and RSUs are subject provide that, if your employment with Dow Jones terminates within twenty-four (24) months following the merger under circumstances in which you are entitled to severance under the Dow Jones severance plan, your shares of restricted stock and RSUs will then automatically vest on a pro-rata basis based on your service during the applicable vesting period (plus any severance period applicable to you under the Dow Jones severance plan). This means that, if your employment terminates under circumstances in which you are entitled to severance under the Dow Jones severance plan, you will receive for each share of your Dow Jones restricted stock or RSUs which became a right to receive cash in connection with the merger and did not vest before your employment terminates a pro-rata portion (determined based on your period of service during the vesting period plus the number of months of salary that you are entitled to receive as a severance payment under the Dow Jones severance plan) of the cash amount applicable to that share of Dow Jones restricted stock or RSU, as described above.

Q: What happens to my contingent stock rights in the merger?

All outstanding grants will be measured at their “target” level, and you will be eligible to receive a cash amount equal to $60 multiplied by the number of Dow Jones shares constituting your award at “target,” payable subject to the same terms and conditions (including vesting conditions) as were previously applicable to the contingent stock rights. After the closing, you will be entitled to receive, for each quarter during the performance period applicable to your contingent stock rights, cash payments equal to the maximum number of Dow Jones shares subject to your contingent stock rights immediately before the merger multiplied by $0.25, the amount of the regular quarterly dividend currently paid on Dow Jones shares.

You will be offered the chance to elect, before the closing date, to have all or a portion of your contingent stock rights converted into the right to receive shares of News Corp. Class A common stock, payable subject to the same terms and conditions (including vesting conditions) as were previously applicable to your contingent stock rights. The number of shares of News Corp. Class A common stock subject to the contingent stock rights will be determined by multiplying the number of Dow Jones shares subject to the contingent stock rights for which the election is made by the Exchange Ratio and rounding the result to the nearest whole share. After the closing, you will be entitled to receive, for each quarter during the performance period applicable to your contingent stock rights, cash payments equal to the maximum number of Dow Jones shares subject to your contingent stock rights immediately before the merger multiplied by $0.25, the amount of the regular quarterly dividend currently paid on Dow Jones shares. See Examples #10 and #11 at the end of these FAQs.

Q: What happens to my contingent stock rights if I am terminated after the merger?

If your employment terminates within twenty-four (24) months following the merger under circumstances in which you are entitled to severance under the Dow Jones severance plan and prior to the end of a performance period applicable to your contingent stock rights, you will be entitled to receive a payout based on the “target” number of Dow Jones shares subject to your contingent stock rights but pro-rated for the portion of the performance period during which you were employed by Dow Jones (plus any severance period applicable to you under the Dow Jones severance plan).

Q: What happens to the Dow Jones/Factiva Long Term Incentive Plan (Cycle 4, 2005-2007 and Cycle 5, 2006-2008) in the merger?

If you participated in Cycle 4 of the Factiva plan, your award for that cycle will be measured at target, and continue to be eligible to vest (subject to the original vesting conditions under the plan) on December 31, 2007. If you participated in Cycle 5, your award for that cycle will be measured based on your target award, multiplied by a “performance factor” equal to the ratio of the price paid to Dow Jones shareholders in the merger ($60) to a base stock price of $37.33, or 1.61 payable subject to the same terms and conditions (including vesting conditions) as were previously applicable to the Cycle 5 award. Alternatively, you will be offered the chance to elect, prior to the closing date, to have the amount otherwise payable for your Cycle 5 award as shown above measured based on the increase or decrease in the value of News Corp. Class A common stock between closing and December 31, 2008. Whichever of these two choices you select, your Cycle 5 award will be eligible to vest (subject to the original vesting conditions under the plan) on December 31, 2008. See Examples #12 and #13 at the end of these FAQs.

Q: What happens to my Cycle 4 and Cycle 5 awards if I am terminated after the merger?

If your employment is terminated prior to the end of 2007 for Cycle 4 or prior to the end of 2008 for Cycle 5, in either case under circumstances in which you are entitled to severance under the Dow Jones severance plan, you will receive a pro-rated portion of your Cycle 4 and/or Cycle 5 awards that remain outstanding on the date of your termination. The amount you receive will be determined based on the payouts described in the preceding question and answer (and in accordance with your election as described above) and be pro-rated based on the number of whole months that have elapsed in the applicable Cycle as of the date of your termination plus any severance period applicable to you under the Dow Jones severance plan. Your prorated Cycle 4 award will be paid on or promptly after December 31, 2007, and your prorated Cycle 5 award will be paid on or promptly after December 31, 2008.

Q: How do I get information on my contingent stock rights or restricted stock, or the Dow Jones/Factiva LTI?

You may contact the Dow Jones Stock Plan Administrator, Al Tamilio, with any questions you have on contingent stock rights, restricted stock or the Dow Jones/Factiva Long Term Incentive Plan by telephone at 1-609-520-4569 and by email at alfred.tamilio@dowjones.com.

Q: How do I get information on my stock options and RSUs?

You should contact Merrill Lynch regarding any questions you have on stock options and RSUs.

Merrill Lynch may be contacted as follows:

In the U.S. - 1-877-767-2404

Outside the U.S. - 1-609-818-8894 (Collect)

Web address - www.benefits.ml.com

Q: Is the Board of Directors or management of Dow Jones making any recommendation as to whether I should elect to convert my Dow Jones stock options, SARs, restricted stock, RSUs, contingent stock rights, or my Dow Jones/Factiva LTI awards into equity awards for or tied to the value of the News Corp. Class A common stock?

Neither the board of directors nor the management of Dow Jones is making any recommendation as to whether any holder of any Dow Jones equity awards should elect to convert his or her Dow Jones equity awards into equity awards for or tied to the value of News Corp. Class A common stock. They are also not making any recommendation regarding the shares of Class A common stock of News Corp. that would underlie those equity awards.

Q: What are some of the U.S. federal income tax consequences to Dow Jones equity award holders as a result of the merger?

The payment of cash in respect of your Dow Jones stock options, stock appreciation rights, restricted stock or RSUs generally will be taxable to you as ordinary income. If you are an employee, or were an employee at the time the equity award was made to you, this income generally will be subject to withholding of U.S. federal, state and local income taxes and Federal Insurance Contribution Act taxes.

We do not expect that holders of options to acquire (or stock appreciation rights in respect of) shares of Dow Jones common stock who make a valid, timely election to convert into a similar News Corp. equity award (as described above) will be taxed on receipt of the options to acquire (or stock appreciation rights in respect of) News Corp. Class A common stock, but instead we expect that these holders will recognize ordinary wage income (and, if applicable, employment) tax upon exercise in an amount equal to the excess of the fair market value of the shares of News Corp. Class A common stock on the date of exercise over the exercise price (or base price). We expect that holders of Dow Jones restricted stock, RSUs and contingent stock rights, and of Factiva LTIP awards, who make a valid, timely election to convert into similar News Corp. equity awards (as described above) will recognize ordinary wage income (and, if applicable, employment) tax on the applicable vesting dates (or, in the case of Factiva LTIP awards, payment dates) equal to the fair market value of the underlying News Corp. Class A common stock on the applicable vesting (or payment) dates.

Q: How do I make an election?

Each person who is a holder of a Dow Jones equity award as of the equity award election deadline (as defined below) has the right to submit an election form specifying the number of Dow Jones equity awards with respect to which that holder desires to make an option conversion election, a restricted stock conversion election, a restricted stock unit conversion election, a contingent stock right conversion election or a Factiva plan Cycle 5 award election. Holders of Dow Jones equity awards may make this election with respect to some or all of those equity awards. All option conversion elections, restricted stock conversion elections, restricted stock unit conversion elections, contingent stock right conversion elections and Factiva plan Cycle 5 awards must be made by completing on-line a copy of the election form that will be mailed to holders of Dow Jones equity awards together with the proxy statement/prospectus or by completing the copy of the election form mailed to you and submitting it to Mellon Investor Services, the exchange agent, at one of the addresses that that will indicated on the form. To be valid, an election form must be completed on-line or submitted in paper form and received by Mellon Investor Services, by the equity award election deadline, which is 5:00 p.m., New York City time, on the later to occur of (x) the third (3rd) business day preceding the closing date and (y) the business day immediately preceding the date of the special shareholder’s meeting.

Q: Who will be mailing the Election Forms and Related Documents?

An applicable election form package will be mailed with the proxy statement/prospectus to all holders of Dow Jones equity awards as of the record date. In addition, the exchange agent, Mellon Investor Services, will send an election form package to those holders of Dow Jones equity awards who acquire Dow Jones equity awards after the record date. The election form package will contain a form to complete in the event the holder would like to make an election with respect to Dow Jones equity awards. The election form package also will contain detailed instructions on how to complete the form, along with various questions and answers relating to the election process.

As will be further described in the Dow Jones equity awards election form package, holders of Dow Jones equity awards who wish to make an election with respect to these equity awards will be required to properly complete, execute and return the documents by the Dow Jones equity award election deadline (as described in the preceding FAQ).

Q: What if I do not make an election?

If you do not submit a properly completed and signed election form to the exchange agent by the election deadline (or if you submit a properly completed and executed election form indicating no election), then you will receive cash consideration (as explained above) in exchange for each of your options, contingent stock rights, shares of restricted stock or restricted stock units of Dow Jones, and any Cycle 5 awards under the Factiva plan will be measured based on your target award, multiplied by the 1.61 “performance factor.”

Q: Can I change my election after I submit an election form?

Yes. You may revoke or change your election by completing a new election form on-line or delivering a properly completed revised election form to the exchange agent prior to the election deadline. The exchange agent will honor the last timely and properly completed election form that it receives from you. This means, for example, that if you send a completed paper election form to the exchange agent, and subsequently complete an on-line version of the election form before the paper election form is received by the exchange agent, if the paper election form is received by the exchange agent before the election deadline, it will supersede your on-line election, despite the fact that your on-line election form was completed by you after you completed the paper election form.

You will not be entitled to revoke or change your election following the election deadline. As a result, if you make an election, then you will be unable to revoke or change your election during the period between the election deadline and the date of completion of the merger. Any election you make will automatically be revoked if the merger agreement is terminated.

Effect of Dow Jones-News Merger on Long Term Incentives

EXAMPLES

All examples are hypothetical. The assumptions below are used throughout.

•	The closing date of the merger is assumed to have been August 8, 2007

•	A share of Dow Jones Common Stock, Class A is identified as DJ

•	An option on a share is represented as NQSO (non-qualified stock option)

•	A share of restricted stock is represented as RS

•	A restricted stock unit is represented as RSU

•	A contingent stock right is represented as CSR

•	The price for the deal (“Cash Consideration”) is $60/share

•	A share of News Corp Common Stock, Class A is identified as NWS

•	The volume weighted average of NWS closing price over the 5 trading days before the closing date is assumed to be: $22.6390 (to 4 decimal places)

•	The Cash Consideration divided by the volume weighted average of those 5 trading days’ closing prices is: $60/22.6390 (“Exchange Ratio”) = 2.6503 (to four decimal places)

•	The NWS closing price on the assumed date of the merger was $22.80

•	All payments will be made net of applicable taxes

Effect of Dow Jones-News Merger on Long Term Incentives

EXAMPLES

1.	DJ Stock Options, Vested, In-the Money, being cashed out

1,000 DJ NQSO, granted 1/15/2003, vested, exercise price = $44.68

($60 – $44.68) = $15.32 Gain Per Share

1,000 X $15.32 = $15,320 to be paid at the closing, net applicable taxes

2.	DJ Stock Options, Vested, In-the-Money, being converted to NWS

1,000 DJ NQSO, granted 1/15/2003, vested, expires 1/15/2013, exercise price = $44.68

Number of NWS NQSO: 1,000 X 2.6503 = 2,650

New exercise price: 44.68/2.6503 = $16.86

Converted NWS NQSO 2,650, granted 1/15/2003, expires 1/15/2013, exercise price = $16.86; will be in your account as of the closing

3.	DJ Stock Options, Unvested, In-the Money, cash balance being carried forward

1,000 DJ NQSO, granted 1/19/2005, unvested, exercise price = $41.14

($60 – $41.14) = $18.86 Gain per Share

1,000 X $18.86 = $18,860, net applicable taxes, payable subject to the DJ vesting schedule

4.	DJ Stock Options, Unvested, In-the-Money, being converted to NWS

1,000 DJ NQSO, granted 1/19/2005, unvested, expires 1/19/2015, exercise price = $41.14

Number of NWS NQSO: 1,000 X 2.6503 = 2,650

New exercise price: $41.14/2.6503 = $15.52

Converted NWS NQSO 2,650, granted 1/19/2005, expires 1/19/2011, exercise price = $15.52; will be in your account as of the closing

Exercisability of NWS NQSO is subject to the DJ vesting schedule

Effect of Dow Jones-News Merger on Long Term Incentives

EXAMPLES

5.	DJ Stock Options, Vested or Unvested, Out-of-the-Money, being converted to NWS

1,000 DJ NQSO, granted 1/19/2000, vested, expires 1/19/2010, exercise price = $64.00

Number of NWS NQSO: 1,000 X 2.6503 = 2,650

New exercise price: $64.00/2.6503 = $24.15

Converted NWS NQSO 2,650, granted 1/19/2000, expires 1/19/2010, exercise price = $24.15; will be in your account as of the closing. Exercisability of NWS NQSO is subject to the DJ vesting schedule.

6.	DJ Restricted Stock, being converted to cash

1,000 DJ RS, granted 7/1/2006, eligible to vest in entirety 7/1/2009

Value at conversion: 1,000 X $60 = $60,000, net applicable taxes, eligible to vest in entirety 7/1/2009

7.	DJ Restricted Stock, being converted to NWS

1,000 DJ RS, granted 7/1/2006, eligible to vest in entirety 7/1/2009

Number of NWS RS: 1,000 X 2.6503 = 2,650, eligible to vest in entirety on 7/1/2009 Dividends after the merger based on dividend policies of NWS

8.	DJ Restricted Stock Units, being converted to cash

1,000 DJ RSU, granted 2/15/2006, eligible to vest in entirety 2/15/2009

Value of RSU at conversion: 1,000 X $60 = $60,000, net applicable taxes, eligible to vest in entirety 2/15/2009

Effect of Dow Jones-News Merger on Long Term Incentives

EXAMPLES

9.	DJ Restricted Stock Units, being converted to NWS

1,000 DJ RSU, granted 2/15/2006, eligible to vest in entirety 2/15/2009

Number of NWS RSU: 1,000 X 2.6503 = 2,650, eligible to vest in entirety on 2/15/2009 Dividends after the merger based on dividend policies of NWS

10.	DJ Contingent Stock Rights, being converted to cash

CSRs covering a maximum of 1,500 DJ shares granted for performance period 2006-2008

CSRs valued at 1,000 DJ shares at Target

Value at Conversion: 1,000 X $60 = $60,000, eligible to vest in entirety 12/31/2008

Dividends for remainder of Performance Period, after 8/8/2007

Dividends paid on last dividend date, 8/1/2007 = .25/share

Dividends based on maximum DJ shares, each dividend date = .25 X 1,500 = $375

Total Dividends paid for five remaining dividend dates in Performance Period = $1,875

Total Cash by vesting date: $61,875, net applicable taxes

11.	DJ Contingent Stock Rights, being converted to NWS

CSRs covering a maximum of 1,500 DJ shares granted for performance period 2006-2008

CSRs valued at 1,000 DJ shares at Target

Number of NWS RS: 1,000 X 2.6503 = 2,650, eligible to vest in entirety 12/31/2008

Dividends for remainder of Performance Period, after 8/8/2007

Dividends paid on last dividend date, 8/1/2007 = .25/DJ share

Dividends based on maximum DJ shares, each dividend date = .25 X 1,500 = $375

Total Dividends paid for five remaining dividend dates in Performance Period = $1,875, net applicable taxes

Effect of Dow Jones-News Merger on Long Term Incentives

EXAMPLES

12.	Factiva Cycle 4, remaining in cash

$10,000 Target Award for Performance Period 2005-2007, Cycle 4, eligible to vest in entirety on 12/31/2007

$10,000, net applicable taxes, eligible to vest on 12/31/2007, to be paid by 3/15/2008

13.	Factiva Cycle 5, remaining in cash, with DJ Performance Factor

$10,000 Target Award for Performance Period 2006-2008, Cycle 5, eligible to vest in entirety on 12/31/2008

Performance Factor of $60/$37.33 or 1.61 applied on closing date

$10,000 X 1.61 = $16,100, net applicable taxes, eligible to vest in entirety on 12/31/2008, to be paid by 3/15/2009

14.	Factiva Cycle 5, with DJ Performance Factor, being converted to NWS performance factor

$10,000 Target Award for Performance Period 2006-2008, Cycle 5, eligible to vest in entirety on 12/31/2008

Performance Factor of $60 / $37.33 or 1.61 applied on 8/8/2007

New Target Award = $10,000 X 1.61 = $16,100

New Performance Factor = Closing Price of NWS on 12/31/2008 / Closing Price on 8/8/2007 ($22.80)

Final Award = $16,100 x 12/31/08 NWS Price / $22.80, eligible to vest in entirety on 12/31/2008, to be paid by 3/15/2009 (net applicable taxes)

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

News Corporation and its subsidiary Ruby Newco LLC filed a registration statement on September 7, 2007, which was amended on October 17, 2007, November 2, 2007 and November 6, 2007, and Dow Jones & Company, Inc. filed a definitive proxy statement on November 7, 2007, with the Securities and Exchange Commission (SEC) in connection with the proposed merger involving News Corporation, Ruby Newco and Dow Jones. Investors are advised to read the registration and proxy statements because they contain important information. Investors may obtain free copies of the registration and proxy statements and other relevant documents filed by News Corporation, Ruby Newco and Dow Jones with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and other relevant documents filed with the SEC by Dow Jones may also be obtained for free from the Investor Relations section of Dow Jones’ web site (www.dowjones.com) or by directing a request to Dow Jones at: Dow Jones & Company, Inc., 200 Liberty Street, New York, New York 10281, Attention: Investor Relations. The registration statement, which includes Dow Jones’ definitive proxy statement, and other relevant documents filed with the SEC by News Corporation may be obtained for free from the Investor Relations section of News Corporation’s web site (www.newscorp.com) or by directing a request to News Corporation, 1211 Avenue of the Americas, New York, New York 10036, Attention: Investor Relations.

Dow Jones and its directors, executive officers and other members of its management and employees are potential participants in the solicitation of proxies from Dow Jones’ stockholders in connection with the proposed merger. Information concerning the interests of Dow Jones’ participants in the solicitation, which may be different than those of the Dow Jones stockholders generally, is described in Dow Jones’ proxy statement relating to the merger.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including the risk that Dow Jones’ business could suffer due to the uncertainty relating to the merger; that the merger with News Corporation may not be consummated or may be delayed; and such other risk factors as may be included from time to time in Dow Jones’ reports filed with the SEC and posted in the Investor Relations section of Dow Jones’ web site (http://www.dowjones.com). Dow Jones undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.